[Insert Letterhead of Gabelli NextShares Trust Here]

November 18, 2016

Ms. Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli NextShares Trust (the “Registrant”)

File Numbers: 333-211881; 811-23160

Dear Ms. Skeens:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and G.distributors, LLC, the Registrant’s distributor, hereby request that the effective date of the Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-1A (the “Pre-Effective Amendment”) be accelerated so that the Pre-Effective Amendment may be declared effective on November 18, 2016, or as soon thereafter as practicable.

Thank you for your consideration of this request. Should questions arise in connection with this request, please call Vadim Avdeychik of Paul Hastings LLP at (212) 318-6054.

Very truly yours,

Gabelli NextShares Trust

/s/ Agnes Mullady

Agnes Mullady

President

G.distributors, LLC

/s/ Agnes Mullady

Agnes Mullady

Chief Executive Officer